United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: September 17th, 2004	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release

Alcatel acquires eDial for advanced conferencing
and collaboration technologies

Paris, September 17, 2004 — Alcatel (Paris : CGEP.PA and NYSE : ALA) today announced it has acquired privately held US-based eDial, Inc., a leading provider of conferencing and collaboration solutions for enterprises and service providers. The acquisition of eDial enables Alcatel to continue expansion of its enterprise software offerings.

eDial is based in Waltham, Mass. and employs approximately 30 people. The company currently serves more than 100 customers, including enterprises and service providers, through direct and indirect channels. The acquisition was made for approximately $27 million (approx. €22 million) in Alcatel stock (ADS) and cash. The deal closed today.

eDial’s product portfolio includes an open, SIP* software-based platform and applications for conferencing for voice, data and video. eDial also provides a solution for real time collaboration that integrates instant messaging, application sharing and presence capabilities.

“The ability for enterprises to conduct real-time conferencing and collaboration that combines voice, video and data with instant messaging and presence increases employee efficiency and contributes to improved business processes,” said Jean-Christophe Giroux, president of Alcatel’s Enterprise Solutions activities. “eDial ideally complements our open software and applications strategy, especially our Unified Communications suite.”

As part of the acquisition, eDial’s current development, sales and support operations will remain in Waltham. The company’s experienced team of experts will serve as Alcatel’s ‘center of excellence’ for developing conferencing and collaboration solutions.

“Alcatel’s acquisition of eDial sets the stage for the next wave of development for our business, employees and customers,” said Jill Smith, chief executive officer, eDial. “Alcatel is a recognized leader in communications worldwide, and we look forward to joining their team and contributing to their growth and innovation in conferencing and collaboration.”

eDial’s commitment to open industry standards eases integration of converged collaboration solutions with enterprise applications and infrastructure. Further, eDial’s ability to operate on-site and in hosted environments supports Alcatel’s strategy to deliver both customer premise equipment (CPE) and managed services solutions in partnership with service providers — fixed and wireless.

From a product perspective, eDial’s software will provide key capabilities for Alcatel’s OmniTouch Unified Communication software-based conferencing application, called My Teamwork. eDial’s technology also will provide a common platform for conferencing solutions from across Alcatel and will serve as a technology foundation for solutions resulting from Alcatel’s recently launched Unified Interaction Management (UIM) software initiative, which will focus on real-time communications and collaboration.

*session initiation protocol

About Alcatel OmniTouch Unfied Communications
 Alcatel OmniTouch Unified Communication is a powerful suite of software applications designed to optimize business communications. Alcatel Unified Communication includes a conferencing application (My Teamwork), unified messaging (My Messaging), a software-based phone (My Phone), and ‘follow me’ routing for managing communications while in the office or on the road (My Assistant).

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or to their employees. Alcatel leverages its leading position in fixed and mobile broadband networks, applications and services to bring value to its customers in the framework of a broadband world. With sales of EURO 12.5 billion in 2003, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contact
Aurélie Boutin / HQ	Tel : +33 (0)1 40 76 11 79	Aurelie.boutin@alcatel.com
Florence Pontieux/ HQ	Tel : +33 (0)1 40 76 12 02	Florence.pontieux@alcatel.com
Pete Wermter/Alcatel Enterprise Solutions	Tel : +33 (0)1 55 66 73 11	Pwermter@genesyslab.com

Alcatel Investor Relations
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel : +33 (0)1 40 76 13 11	Peter.campbell@alcatel.com
Nicolas Leyssieux	Tel : +33 (0)1 40 76 37 32	Nicolas.Leyssieux@alcatel.com
Maria Alcon	Tel : +33 (0)1 40 76 15 17	Maria.Alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	Charlotte.laurent-ottomane@alcatel.com

Press release

Alcatel to sell its electrical power system activities to Ripplewood

Paris, September 17, 2004 — Alcatel (CGEP.PA and NYSE: ALA) has signed an agreement with the global private equity firm Ripplewood to divest all of its electrical power system activities. The power system activities provide high-quality power solutions, securing and protecting critical business equipment against failures or disturbances. The activities are comprised of the AEG SVS Power Supply Systems, Alcatel Converters, Harmer & Simmons and Saft Power Systems business lines. They offer one of the widest ranges of services, systems and products (power systems, uninterruptible power supplies, power controllers, converters...) to diverse end-markets, such as transportation, energy and water, industries and telecommunications. Alcatel’s power system activities employ approximately 1300 people in 16 countries and had approximately 220 million euros of sales in 2003.

Alcatel has met today with the employee representatives of the concerned units to inform them of this project about which they will be consulted in the coming weeks. This transaction will allow Alcatel to further focus on its core business: Telecommunications systems and solutions. It will also allow Ripplewood to complement its portfolio of industrial companies. Financial details of the transaction are not disclosed.

“With this proposed transaction, we have reached the end of the component activities divestiture program within the framework of focusing on telecommunication solutions. Furthermore, the backing of an investment company will provide the power system activities with increased financial flexibility to strongly support its development”, stated Jean-Pascal Beaufret, Chief Financial Officer of Alcatel.

“We are excited about the growth prospects and profit potential for the power system activities, and look forward to providing support to the business to enhance its market position. Bruce Brock, a proven power electronics executive, will act as Ripplewood’s Industrial Partner for this investment”, said Donald Wagner, Ripplewood Managing Director.

Closing is expected in the fourth quarter of 2004, subject to regulatory approvals.

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or to their employees. Alcatel leverages its leading position in fixed and mobile broadband networks, applications and services to bring value to its customers in the framework of a broadband world. With sales of EURO 12.5 billion in 2003, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

About Ripplewood
 Ripplewood is a global private equity firm that manages approximately $4 billion of private equity commitments, focusing primarily on investments in the U.S., Europe and Japan. Since it was founded in 1995, Ripplewood has invested over $2 billion in 20 platform companies in multiple industries, including automotive, consumer electronics, direct marketing, financial services, consumer products, entertainment, specialty chemicals, and telecom services.

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel :+ 33 (0)1 40 76 11 79	Aurelie.Boutin@alcatel.com
Régine Coqueran / HQ	Tel :+ 33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com
Mark Burnworth / HQ	Tel :+ 33 (0)1 40 76 50 84	Mark.burnworth@alcatel.com
Florence Pontieux / HQ	Tel :+ 33 (0)1 40 76 12 02	Florence.pontieux@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel : +33 (0)1 40 76 13 11	Peter.campbell@alcatel.com
Nicolas Leyssieux	Tel : +33 (0)1 40 76 37 32	Nicolas.Leyssieux@alcatel.com
Maria Alcon	Tel : +33 (0)1 40 76 15 17	Maria.Alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	Charlotte.laurent-ottomane@alcatel.com

Contact Ripplewood
Jeffrey Taufield	Tel :+ 212-521-4815	Jeffrey-Taufield@Kekst.com